EXHIBIT 99.20

CONSENT OF PETER TAGGART

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corporation’s (the “Company”) Annual Report on Form 40-F for the year ended December 31, 2008 (the “Annual Report”), I, Peter Taggart, P.Eng. Principal (P.Taggart & Associates Ltd.), hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents/reports:

1.	Resource estimate of the Campo Morado Project;

2.	Technical report dated March 17, 2008, entitled “Technical Report and Mineral Resource Estimate on the G-9 Deposit, Campo Morado Project, Guerrero State, Mexico”;

3.	The Annual Report.

Date: March 30, 2009

Yours truly, /s/ Peter Taggart
Name: Peter Taggart, P.Eng. Title: Principal, P.Taggart & Associates Ltd.